UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
This Form C is hereby amended on June 22, 2020 to correct the issuer's name from Myapps Corp, Inc. to MyApps Corp.
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Myapps Corp.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Florida

Date of organization
January 18, 2019

Physical address of issuer
801 International Parkway, Suite 500, Lake Mary FL 32746, USA

Website of issuer
https://CallingDr.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of six percent (6%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$359,000

Deadline to reach the target offering amount
September 4, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
16

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$679,499	$232,811
Cash and Cash Equivalents	$467,685	$11,898
Accounts Receivable	$0.00	$0
Short-term Debt	$30,983	$0
Long-term Debt	$0.00	$0
Net Revenues/Sales	$204,513	$34,408
Cost of Goods Sold	$258,779	$83,771
Taxes Paid	$0.00	$0.00
Net Income	$-441,632	-$53,658

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY

INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Adnan Malik
(Signature)

Adnan Malik
(Name)

CEO, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Adnan Malik
(Signature)

Adnan Malik
(Name)

Director
(Title)

June 22, 2020
(Date)

/s/Dr. Muhammad Shaukat
(Signature)

Dr. Muhammad Shaukat
(Name)

Director
(Title)

June 22, 2020
(Date)

/s/Muhammad Kashif Akram

(Signature)

Muhammad Kashif Akram

(Name)

Director

(Title)

June 22, 2020

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

June 10, 2020

Myapps Corp.


MyApps Corp.

Up to $359,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Myapps Corp. ("**CallingDr**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $359,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). The minimum target offering amount is $25,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $359,000 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by September 4, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://CallingDr.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic.co/callingdr

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.
SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Myapps Corp. is a Florida corporation incorporated on January 18, 2019. Prior to its incorporation, the Company operated as an LLC from 2015 until its incorporation in 2019.

The Company is located at 801 International Parkway, Suite 500, Lake Mary FL 32746, USA.

The Company's website is https://CallingDr.com

The Company conducts business in all 50 U.S. states.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/callingdr and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Units of Crowd SAFEs being offered	$25,000
Total Units of Crowd SAFEs (outstanding after Offering if Target Offering Amount met	25,000
Maximum amount of Units of Crowd SAFEs being offered	$359,000
Total Units of Crowd SAFEs outstanding after Offering if Maximum Offering Amount met	359,000*
Purchase price per Security	$1 per Unit
Minimum Individual Purchase Amount	$100+
Offering deadline	October 5,2020
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 31.

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 6.0% of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive 2.0% of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$359,000	$21,540	$337,460

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3) The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We depend on a few major customers for a substantial portion of our net sales.
Only a few customers accounted for the vast majority percent of our net sales. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden

and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our major customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

We rely on various intellectual property rights, including licenses in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The products and services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software

developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests

or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance, among other exemptions, on the exemptive provisions of article 4(2) of the Securities Act and Regulation D under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the

Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business day's notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Risks Related to the Securities

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects - to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does

not have sufficient liquid assets on hand. Therefore potential purchasers should not assume that they are guaranteed a return of their investment amount.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.
If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Legal Matters
Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information
The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We provide state of the art telemedicine and Telehealth services to everyone to remote rural areas to urban areas. We specialize in mHealth platform and offer services for the betterment of patients and offer doctors tools to manage their clients.

Business Plan

The company offers software as a service platform for telemedicine software called CallingDr, and has a online search portal called FindingDr, where patients can find doctors and schedule online appointments, by using their smartphones. We have a subscription-based model for both platforms. Additionally, we offer product and software customization and enhancement services, by charging a fee, and offering subscription support.

The Company's Products and/or Services

Product / Service	Description	Current Market
VisitingDr	Hospital app used to charge, capture electronically, and submit crucial information to the back office using HIPAA and HITECH secure guidelines for billing purposes.	small to medium size medical practices and nursing homes especially in rural areas.
CallingDr	A complete telemedicine and mobile health solution.	small to medium size medical practices and nursing homes especially in rural areas.

Competition

We face competition from other telemedicine providers such as snapmd.com, ZocDoc, MD.com, and Health grades.

Customer Base

Our customer base consists of small to medium size medical practices and nursing homes especially in rural areas. We also cater to specialized practices, and remote patient monitoring.

Supply Chain

Key vendors include Amazon Web Services, PNC Merchant Services, Microsoft Azure, Vidyo.IO technology and HIPAA and HITECH compliance. Company is not dependent on any one provider.

Intellectual Property

The company has trademarks issued, named CallingDr and FindingDr, and is working to file, patents on use of technology.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
88781106	Downloadable computer application software for phone, tablet or computer, namely, software for telemedicine services to connect patients with doctors and healthcare providers.	CallingDr.com	January 31, 2020		USA
88782462	Providing a website featuring a search engine for connecting patients with healthcare providers.	FindingDr.	February 3, 2020		USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its members.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds (See Description Below)	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fee	6%	$1,500	6%	$21,540
Administrative Fees	4%	$1,000	4%	$14,360
Research and Development	30%	$7,500	30%	$107,700
Sales and Marketing	30%	$7,500	30%	$107,700
Support	20%	$5,000	20%	$71,800
Upper Management	10%	$2,500	10%	$35,900
Total	**100%**	**$25,000**	**100%**	**$359,000**

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

Intermediary Fee
This fee will be paid directly to the intermediary for assisting in conducting this Offering.

Administrative Fees
The amount will be used to pay for administration costs in the company. These will be managed by management.

Research and Development
Research and development costs to be utilized for making the product better, adding features, integrations with other platforms,

Sales and Marketing
Create a team of Sales, to be directed towards door to door efforts, and marketing team to promote the products.

Support
Technical support team as the sales increase, utilizing the best and latest tools.

Upper Management
Includes hiring a CFO, and consolidating the upper management, as needed.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS & OFFICERS

The directors and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Adnan Malik	CEO, Director	MyApps - CEO. 2015 - Present	M.S.C. in Electrical & Computer Engineering – University of Central Florida
Dr. Muhammad Shaukat	CMO, Director	MyApps - CMO. 2015 - Present	M.D. – King Edwards College, Lahore. FAACP from University of Miami, Miami, FL
Mohammad Kashif Akran	CTO, Director	MyApps - CTO. 2015 - Present	BSc. Hons-Computer Science, Hamdard University, Lahore.

Adnan Malik
Adnan is a serial entrepreneur with several US patents published and in the works. Adnan began his career or Seagate followed by Veritas Software and Symantec. He left the corporate world to co-found Physicians EMR and sold the company in 2016 after successfully launching an ambulatory EMR product with ONC certification. Adnan has an M.S.C. in Electrical & Computer Engineering, with over 22 years in management experience of technical teams. In addition to security, software development also has extensive experience in the healthcare domain. His passion is to make telemedicine available for all, especially for people who do not have access to doctors in their communities.

Dr. Muhammad Shaukat
Dr. Shaukat hos 28 years of clinical experience as a board-certified pulmonologist. He successfully managed Pulmonology clinics and sleep centers in central Florida, and sold those businesses to join the CallingDr team as a Co-founder and Chief Medical Officer. He focuses on critical care in a private practice and hospital settings, where he has served as chief of staff for various hospitals and provides insight into the complex and often costly healthcare problems. Dr. Shaukat Is committed to finding solutions and collaborating with others to improve healthcare outcomes and accessibility to all.

Mohammad Kashif Akram
An entrepreneur and an information technology professional with demonstrated expertise in the fields of Healthcare, Education , Innovative payment solutions and e-Government. Possess strong skills to analyze business and technical problems and design, implement information technology solutions in accordance to the needs. I have vast experience of leading and structuring multi-million-dollar portfolios also have experience and expertise in developing and successfully delivering highly complex software projects.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 1 employee.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following classes of Securities:

Type/Class of security	Class A Common Stock
Amount Authorized	5,800,000
Amount outstanding/Face Value	5,800,000
Par Value (if applicable)	N/A
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and issue additional shares, which could dilute Investors.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	74.5%
Other Rights	Class A Common Stock has voting rights. Class B Common Stock will participate pro-rata with Class A Common Stock in any dividends, liquidations, mergers, consolidations, or other combination transactions.

Type/Class of security	Class B Common Stock
Amount Authorized	2,000,000
Amount outstanding/Face Value	1,280,000
Par Value (if applicable)	N/A
Voting Rights	No
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize or issue additional shares, which could dilute Investors.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	16.4%
Other Rights	Class B Common Stock does not have any voting rights. Class B Common Stock will participate pro-rata with Class A Common Stock in any dividends, liquidations, mergers, consolidations, or other combination transactions.

Securities issued pursuant to Regulation CF:

Type of security	Start Engine Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding/Face Value	$710,037
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.1%

The Company has no debt outstanding.

Ownership
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Mohammad Kashif Akram	1,903,433/Class A and 135,000/Class B	29.16%
Adnan Malik	1,997,890/Class A and 135,000/Class B	30.51%
Dr. Muhammed Shaukat	1,898,677/Class A	27.16%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Myapps Corp. (the "Company") was incorporated on January 18, 2019 under the laws of the State of Florida, and is headquartered at 801 International Parkway, Lake Mary FL 32746, USA. We provide state of the art telemedicine and Telehealth services to everyone to remote rural areas to urban areas. We specialize in mHealth platforms and offer services for the betterment of patients and offer doctors tools to manage their clients.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of May 31,2020, the Company had $530,000 in aggregate cash and cash equivalents, leaving the Company with approximately 12 months of runway.

The Company has no convertible notes outstanding.

The Company has authorized 5,800,000 shares of Class A Common Stock, 5,800,000 are issued and outstanding. The Company has authorized 2,000,000 shares of Class B Common Stock, 1,280,000 are issued and outstanding.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company has obtained a valuation from Sun Business Valuations, a third-party provider. Sun Business Valuations has ascribed a $16,100,000 valuation to the Company.

The Securities are priced arbitrarily and do reflect the company's valuation.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class A Common Stock	$7,250,000	5,800,000	R&D, Product Development, and support.	12/30/2015	4(a)(2)
Class B Common Stock	$543,750	435,000	R&D, Product Development, and support.	12/30/2019	4(a)(2)
Crowd SAFE	$710,037	710,037	R&D, Product Development, and support.	11/25/2019	4(a)(6)

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $359,000 worth of the Securities under this Offering for a total of the Maximum Offering Amount. The Company is attempting to raise a minimum amount of the Target Offering Amount in this Offering with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by the Offering Deadline in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.** The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the Offering Deadline (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b)), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.00.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit E, in conjunction with the following summary information.

Authorized Capitalization

Please refer to Capitalization and Ownership above for information on the capitalization of the Company.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $10,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple

Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 95%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

If the Securities are not converted, the more preferable conversion found above will be deemed the first equity financing price "***First Equity Financing Price***".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $10,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

A “**Dissolution Event**” means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company’s creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company’s competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "***ESCROW AGENT***") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C

Financials

MyApps Corp

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
MyApps Corp
Longwood, Florida

We have audited the accompanying financial statements of MyApps Corp (the "Company"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2019 and December 31, 2018, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of MyApps Corp as of December 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for the years ended December 31, 2019 and December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

SetApart FS

March 22, 2020
Los Angeles, California

As of December 31,	2019	2018
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 467,685	$ 11,898
Total current assets	**467,685**	**11,898**
Software Development	211,815	220,913
Total assets	**$ 679,499**	**$ 232,811**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ -	$ 30,983
Total current liabilities	**-**	**30,983**
Total liabilities	**-**	**30,983**
STOCKHOLDERS' EQUITY		
Common stock	73,886	-
Preferred stock	5,800	-
Additional paid-in capital	1,216,535	-
Equity issuance costs	(65,785)	-
Members' equity	-	275,107
Retained earnings/(Accumulated Deficit)	(550,937)	(73,279)
Total stockholders' equity	**679,499**	**201,828**
Total liabilities and stockholders' equity	**$ 679,499**	**$ 232,811**

See accompanying notes to financial statements.

MYAPPS CORP
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	**2019**	**2018**
(USD $ in Dollars)		
Net revenue	$ 204,513	$ 34,408
Cost of revenue, service, and hardware used for resale	258,779	83,771
Gross profit	(54,266)	(49,363)
Operating expenses		
General and administrative	387,994	4,295
Research and development	-	-
Total operating expenses	387,994	4,295
Operating income/(loss)	(442,259)	(53,658)
Interest income	(627)	-
Interest expense	-	-
Income/(Loss) before provision for income taxes	(441,632)	(53,658)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (441,632)**	**$ (53,658)**

See accompanying notes to financial statements.

MYAPPS CORP
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock - None Voting Rights		Preferred Stock - Voting Rights		Members' Capital	Equity Issuance Cost	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount		Amount					
Balance—December 31, 2017	**-**	**-**	**-**	**$ -**	**$ 241,444**	**$ -**	**$ -**	**$ (19,621)**	**$ 221,822**
	-		-						-
Net income/(loss)	-	-	-	-	-	-	-	(53,658)	**(53,658)**
Member Contributions	-	-	-	-	33,663	-	-	-	**33,663**
Balance—December 31, 2018	**-**	**$ -**	**-**	**$ -**	**$ 275,107**	**$ -**	**$ -**	**$ (73,279)**	**$ 201,828**
Net income/(loss)	-	-	-	-	-	-		(441,632)	**(441,632)**
Dividends	-		-					(36,026)	**(36,026)**
Member Contributions	-	-	-	-	29,437	-	-	-	**29,437**
Conversion from LLC to C Corporation	-	-	5,800,000	5,800	(304,544)	-	298,744	-	**-**
Issuance of common shares	839,596	70,526	-	-	-	-	601,151	-	**671,677**
Equity issuance costs	-	-	-	-	-	(65,785)	-	-	**(65,785)**
Share Based Compensation	400,000	3,360	-	-	-	-	316,640	-	**320,000**
Balance—December 31, 2019	**1,239,596**	**$ 73,886**	**5,800,000**	**$ 5,800**	**$ -**	**$ (65,785)**	**$ 1,216,535**	**$ (550,937)**	**$ 679,499**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (441,632)	$ (53,658)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of software development costs	9,099	1,531
Sharebased compensation	320,000	
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses	(30,983)	30,983
Net cash provided/(used) by operating activities	**(143,517)**	**(21,143)**
CASH FLOW FROM INVESTING ACTIVITIES		
Capital Expenditures related to software development	-	(3,500)
Net cash provided/(used) in investing activities	**-**	**(3,500)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common shares	671,677	-
Equity issuance costs	(65,785)	-
Dividends	(36,026)	-
Members' contribution	29,438	33,663
Net cash provided/(used) by financing activities	**599,304**	**33,663**
Change in cash	455,787	9,020
Cash—beginning of year	11,898	2,878
Cash—end of year	**$ 467,685**	**$ 11,898**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -

See accompanying notes to financial statements.

1. SUMMARY

MyApps was initially formed on December 7, 2015 ("Inception") in the State of Florida as an LLC. On January 18, 2019 MyApps converted to MyApps Corp, a Florida C Corporation. The financial statements of MyApps Developers LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Longwood, Florida.

MyApps Corp was established to become a leader in iPhone and Android apps and create a big Digital Marketing footprint. We have expertise in developing apps in all sectors, such as banking, healthcare, retail, business to consumer, and consumer-to-consumer areas. We have development team on board that can take challenges to all levels. Our company, MyApps Corp, has extensive technical expertise not only in healthcare but in a variety of other sectors. Our organization focuses on embedding a culture of strong authentic collaboration. We strive to understand our clients' vision, add our technical expertise and deliver apps that exceed expectations.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Software Development Costs

We capitalize software development costs once technological feasibility is established and we determine that such costs are recoverable against future net sales. We evaluate technological feasibility on a product-by-product basis. Once technological feasibility is established, we capitalize software development costs. Amounts related to software development for which technological feasibility is not yet met are charged as incurred to statement of operations. Commencing upon product release, capitalized software development costs are amortized to "Cost of revenue, service, and hardware used for resale" in our statements of operations based on the ratio of current gross sales to total projected gross sales.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever event or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during 2018 and 2019. There can be no assurance, however, that the patents will be issued, the market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Equity Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity (deficit) upon the completion of an offering or to expense if the offering is not completed. Offering costs charged to stockholders' equity (deficit) totaled $65,785 for the year ended December 31, 2019. There were no offering costs for the year ended December 31, 2018.

Revenue Recognition

The Company has early adopted revenue recognition policies will be in accordance with ASU No. 2014-09, Revenue from Contract with Customers (Topic 606).

Revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. If the consideration promised in a contract includes a variable amount, for example, overage fees, contingent fees or service level penalties, the Company includes an estimate of the amount it expects to receive for the total transaction price if it is probable that a significant reversal of cumulative revenue recognized will not occur.

The Company determines the amount of revenue to be recognized through the application of the following steps:
•Identification of the contract, or contracts with a customer;
•Identification of the performance obligations in the contract;
•Determination of the transaction price;
•Allocation of the transaction price to the performance obligations in the contract; and
•Recognition of revenue when or as the Company satisfies the performance obligations.

The Company's subscription service arrangements are non-cancelable and do not contain refund-type provisions.

Subscription revenues are comprised of fees that provide customers with access to its software on a monthly basis.

Revenue is generally recognized ratably over the contract term (1 month). Initially each month the payment is recognized in revenues and then at month end the Company performs the analysis to determine if any portions of contract should be reclassed to deferred revenue.

The Company's professional services contracts are either on a fixed fee basis. These revenues are recognized on a proportional performance basis for fixed price contracts.

Research and Development Costs

The Company incurs research and development costs during the process of developing software. Research and development costs consist primarily of outside services. The Company expenses these costs until they reach technological feasibility.

Stock Based Compensation

The Company accounts for stock based awards issued to employees under ASC 718 *Share-Based Payment*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Currently, share-based payment arrangements with employees are accounted for under ASC 718 while nonemployee share-based payments issued for goods and services are accounted for under ASC 505-Equity. On June 20, 2018, the FASB issued ASU 2018-07—*Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-*

Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. ASC 505-Equity, before the ASU's amendments, differs significantly from ASC 718. Differences include (but are not limited to) the guidance on (1) the determination of the measurement date (which generally is the date on which the measurement of equity classified share-based payments becomes fixed), (2) the accounting for performance conditions, (3) the ability of a nonpublic entity to use certain practical expedients for measurement, and (4) the accounting for (including measurement and classification) share-based payments after vesting. Under the ASU 2018-07, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees.

The Company has elected early adoption of ASU 2018-07—*Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*. Accordingly, the Company has recorded nonemployee share-based payments and stock option costs measured at the date of grant based on the fair value of the award during the year ended December 31, 2019 and 2018.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods. The Company currently is not under examination by any tax authority.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 22, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In November 2016, the FASB amended the existing accounting standards for the classification and presentation of restricted cash in the statement of cash flows—ASU 2016-18—*Statement of Cash Flows (Topic 230): Restricted Cash*. The Company adopted the guidance for the year ended December 31, 2019 using the retrospective method. As a result of adopting this accounting standards update, for the years ended December 31, 2019 and 2018, the Company included

$11,263 and $0 respectively, of restricted cash movement during the period which is reported within Increase (Decrease) in cash, cash equivalents and restricted cash in the Company's Statement of Cash Flows.

On June 20,2018, the FASB issued ASU 2018-07—*Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU 2018-07, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The Company has elected early adoption of the ASU for the year ended December 31, 2018.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

3. SOFTWARE DEVELOPMENT COSTS

The following is a break out of software development costs as of December 31, 2019 and 2018:

As of Year Ended December 31,		2019		2018
Software Development Cots				
Gross	$	222,444	$	222,444
Accumulated amortization	$	(10,629)	$	(1,531)
Software Development Costs, Net	**$**	**211,815**	**$**	**220,913**

Amortization expense was approximately $9,099 and $1,531 for the years ended December 31, 2019 and 2018, respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

On January 18, 2019 MyApps converted to MyApps Corp, a Florida C Corporation. The Company is authorized to issue 2,000,000 of Class B non-voting common shares with par value of $0.0084. As of December 31, 2019, there was 1,239,596 shares outstanding.

During the fiscal year 2019, the Company raised funding on Start Engine crowdfunding platform through its Regulation Crowd Funding (“Reg CF”). As part of the raise, the Company issued 839,596 shares for total consideration of $671, 677. As part of the raise, the Company incurred $65,785 in equity issuance costs.

Preferred Stock

The Company is authorized to issue 5,800,000 of Class A voting preferred shares with par value of $0.001. As of December 31, 2019, there was 5,800,000 shares outstanding.

Stock Based Compensation

During fiscal year 2019, the Company has issued 400,000 shares to its directors as a compensation. The shares were valued at $0.80, which is consistent with Start Engine Regulation Crowd Funding ("Reg CF") transaction. The transaction was recognized as stock based compensation in statement of operations with a corresponding credit to additional paid in capital.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (117,033)	$ -
Valuation Allowance	117,033	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (117,033)	$ -
Valuation Allowance	117,033	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had federal net operating loss ("NOL") carryforwards of approximately $92,000 which will begin to expire in 2045. The Company had state NOL carryforwards of approximately $24,000, which will begin to expire in 2045. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal jurisdictions for each year in which a tax return was filed.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019 and December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through March 22, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. RELATED PARTY TRANSACTIONS

There are no related party transactions.

EXHIBIT D

Offering Page found on Intermediary's Portal.


Republic



Company Name	CallingDr
Logo	
Headline	Connecting doctors with patients anytime, anywhere

Cover photo



Hero Image

- Telemedicine & Mobile Health Apps
- Personal and Family Health Records
- Remote Patient Monitoring
- Integrates with leading EMRs
- HD face to face Video Visit
- Anytime Access to your Doctor
- Secure Messaging
- Online Appointment Booking

Tags

Pitch text

Summary

- Over $1M raised via private investors and StartEngine CF Campaign in 2019
- $280K annual revenue in 2019 before COVID-19 pandemic
- Expecting $1M+ annual revenue this year
- Telemedicine is a healthcare necessity in a post-COVID-19 era
- Up to $250B of current US healthcare spend could be on Virtual Care
- Virtual health-care visits on pace to top 1 billion by end of 2020

Problem

Infection, Access, and Cost are the prime challenges to healthcare systems today

There are critical flaws in the United States healthcare system and during the COVID pandemic, these flaws contributed to a crisis.

Whether you live in a remote rural area or a congested urban city, gaining access to affordable healthcare that suits your personal needs is no easy feat.

The issues with US healthcare are no secret. Many people cannot get adequate medical treatment because there are so many barriers:

1. Lack of insurance
2. Cost of care
3. Long wait times to get an appointment
4. Lack of transportation

5. Now chances to be infected when visiting overcrowded doctor's offices

6. Lack of specialists in your area


Healthcare cost
Aging population
Waste of resources
Accessibility to care when needed
Safety and health equity during a pandemic
Physician shortage
Transition of care


A Need

Patients are demanding convenient, accessible, quality, and affordable healthcare services.
Telemedicine is primed to disrupt a collapsing healthcare system.

Insurers and patients are increasingly adopting low-cost, on demand healthcare solutions via virtual visits.
With COVID-19 pandemic, it has accelerated restructure of how basic medical care is offered and paid for in the United States.


2010
2015
2020

Shortage of Physician
120,000


104 m
132 m
2020
2030
2040

In next 20 Years the Population aged 50+
132 Million



Health Professional Shortage Areas
18,269






In-person patient visits drop
50% - 75%
in many cases


84% patients
Prefer providers that offer telemedicine
over those that do not

Solution

Telemedicine is a cure to healthcare crisis

CallingDr is helping the healthcare systems by providing viable options to the healthcare community and patients

Telehealth is enabling healthcare providers and payers to address the US healthcare industry's growing list of problems, including rising healthcare costs, an aging population, and the transformation of healthcare from service-centric to consumer-centric, which is straining healthcare system resources and threatening to drive up payer costs.

CallingDr is a device-independent solution that runs on computers, iPhones, Android devices, and tablets. CallingDr integrates the healthcare experience for doctors and patients in five key areas:



Accessibility

Increasing the reach of healthcare to everyone regardless of geographical barriers to healthcare facilities



Availability

Overcoming healthcare provider and physician shortages



Portability

Resolving problems associated with transition of care by giving ownership of health data to patients



Manageability

Reducing hospital re-admissions and improving patient adherence to medication, therapy,and other health programs


05
Safety
An independent tool for social and medical distancing. Protect the patients and the healthcare professionals by keeping them apart via virtual visits

Healthcare needs rewiring

The major problems facing the healthcare industry today include:

- Wasteful use of medical resources due to unnecessary hospital, clinic, and emergency room visits and under-utilization of physician time.

- This coupled with the fact that as the baby boomer generation continues to age, and doctor shortages continue to increase.
- Additionally, the lack of mobility options for patients to get to their appointments due to patient aging and other commute-related issues (geographically isolated patients, patients lacking proper transportation) paints a scary picture of the current state of the healthcare industry

CallingDr Telehealth is bridging the gap between people, physicians, and health systems, enabling everyone, especially symptomatic patients, to stay at home and communicate with physicians through virtual channels, helping to reduce the spread of the virus.

Integrated with leading EMRs

Healthcare organizations, systems, technologies are required to work together to provide optimal care. Our telemedicine mobile platform CallingDr, is driven to provide better healthcare options for patients and physicians. We have been partnering with leading EMR companies, smart medical device providers to integrate our white label telemedicine software platform, to increase efficiency and usability for our customers. Our partnerships let providers, patients, and other innovators put healthcare first to make healthcare accessible, affordable, and have an easy reach to a telemedicine doctor on demand.


OMRON
Allscripts
athenahealth
CallingDr
WelchAllyn
Home
PointClickCare
CareCloud

Product


Ethan Wood
Notes
Patient Chart
Messages

A 3-pronged answer to telemedicine needs of any size

CallingDr is complete telemedicine and telehealth platform and consists of three main products: **CallingDr, CallingDr -OnDemand**, and **FindingDr**. In addition to these software platforms, our company has innovated in healthcare products such as inter-oral cameras. Together these products form a complete solution to provide virtual visits between doctors and patients.


WHERE WE ARE

Online appointment booking service facilitating patient-Dr tele-visit to platform member or on demand

Hospitals and clinics want to adopt telemedicine services

FindingDr

DOCTORS APPOINTMENT BOOKING SERVICE

CallingDr

PLATFORM AS A SERVICE

CallingDr

TELEHEALTH SERVICES

Thorough pool of physicians for acute Primary Care, Pediatrics, Behavioral Health and many more specialities

MEDICAL DEVICE INTEGRATION FOR HOME HEALTH



CallingDr Telemedicine a Discussion with Dr Iram Malik

(This interview is pre-COVID-19 pandemic. Now a days, Telemedicine & Telehealth is widely accepted by insurance companies)


CallingDr™







Single and integrated platform that improves clinical efficiency and better outcomes using Technology:

- Remote patient monitoring
- Patient engagement
- Patient-centric access to health care
- The effective patient-driven transition of care
- Secure messaging between patients and their doctors

- Online appointment booking & reminders
- HD video visits

Our product stands out from the competition in number of ways:

PRODUCT FEATUERES


HD Video Visit


Secure Messaging


Remote Patient Monitoring


Appointments, Scheduling and Reminders


Patient and Family Health Information



Powerful Workflow Flexibility


Self and Co-pay Options


Custom Practice Intake Forms


Prescriptions and Lab Orders


Patient Engagement


Integrated with EMR's


Integrated with Medical Devices


Medical Programs and Regimes


Custom Practice Branding


InPatient and OutPatient Settings

CallingDr Intra-oral Camera

making telemedicine a possibility for Dentists


CallingDr


FindingDr.
TM


Hi JOHN,
we look forward to see you


Dr. George Holm, MD
Specialization: Psychiatrist
Mon
Tue
Wed
Thu
Fri
09:00
09:15



ADVERTISE YOUR PRACTICE ONLINE



ACQUIRE MORE PATIENTS FOR YOUR PRACTICE



BOOK ONLINE APPOINTMENTS & SEND PATIENT REMINDERS



REMOTE PATIENT INTAKE &



PROVIDE TELEMEDICINE CONSULT



REDUCE NO-SHOWS & SCHEDULING OVERHEAD



REDUCE PATIENT WAIT TIMES IN YOUR OFFICE

PAYMENTS


REDUCE OFFICE CALLS

HOW ARE WE DIFFERENT



Designed for ambulatory and in-patient settings

CallingDr is designed specifically for ambulatory, post-acute and long term care, with priority emphasis on easy adoption of telemedicine into existing practices. That is the reason our product was built to deliver all aspects of healthcare to providers with ease of integration to their existing and future systems.



Integrated with long term, post acute care & ambulatory EMRs

CallingDr Telemedicine integrated with leading EMRs has the benefit of reducing the cost of


healthcare and increasing the accessibility of quality healthcare. Collaboration between technologies allows the caregivers and healthcare providers in different locations to share information and see patients.
Increase patient acquisition by enlisting on FindingDr
CallingDr integrated with FindingDr enables practices to engage in smarter patient acquisition and retention. We provide patients the opportunity and channels to find a physician, access their schedule and book an appointment without calling to physician office. These appointments can be for virtual or face-to-face visits in a practice.
Mobile health platform for patients for remote monitoring
The CallingDr patient portal and app provide remote patient monitoring technology to enable monitoring of patients outside of conventional clinical settings. This increases access to health

care and improves quality of care. It also decreases healthcare delivery costs by allowing sending data from patients to health professionals in real time.

Traction

600% increase in patients visits during COVID-19

CallingDr is enabling healthcare providers to address the US healthcare industry's growing list of problems, by delivering cost-effective, efficient & safe alternative to physical visits for patients and healthcare providers.

CallingDr is being used in diverse ways by our healthcare providers in all situations to look after patients, as the safest and most effective way to deliver healthcare services. During COVID-19 CallingDr had a huge spike in growth and was adopted by Physicians all over the country.


600%
Growth in
Market Share
600%
Increase in
Patient Visits

(on CallingDr platform, between March-May 2020)

The COVID-19 pandemic will forever change the face of healthcare. As such Forrester has revised its original predictions for virtual care visits for 2020


1 Billion
VISITS

Telehealth Adoption by Patients (Industry) :


11%
Patients Used Telehealth in 2019
76%
Intent to Use Telehealth going forward

While the surge in Telehealth has been driven by the immediate goal to avoid exposure to COVID-19, with more than 70% of in-person office visits cancelled . 76% of survey respondents indicated that they were highly or moderately likely to use telehealth going forward, and 74% of telehealth users reported higher satisfaction.

Source :

McKinsey COVID-19 Consumer Survey, April 27, 2020.
McKinsey COVID-19 Consumer Survey, May 20, 2020.
McKinsey COVID-19 Consumer Survey, April 13, 2020.

Customers


Wall Street Medical Group

CallingDr Telemedicine has really allowed us to achieve our goals as an organization. Even before the COVID-19 pandemic we used their software which provided us with a reliable service. We will continue to use and recommend the CallingDr platform because we know we can count on their technology to provide reliable and comprehensive medical care to our rural and urban communities.

Wall street medical group





Cardiac Specialists Of Houston, PLLC
Preventative & Interventional Cardiology Practice

I have been using CallingDr.com since pandemic started and has helped me greatly to keep taking care of my patients remotely and safely. My patients and I love the audio and video quality of the portal and the convenience with which this great portal makes it possible to deliver healthcare in difficult times. This portal has a great scheduling and documentation capability and is capable of linking with different payment methods convenient to both patients and physicians. All in all,


I would highly recommend this portal to everyone and anyone who is looking to introduce Telemedicine in their practice.
Cardiac Specialists Of Houston, PLLC
Great Oaks
I have seen a clear benefit on the side of nursing staff because the doctors are not visiting the facility and can see patients remotely. It really helps the facility, as we have not taken anyone to doctor offices in urban Houston, to be seen by a specialist and they have been using the CallingDr remote visits for this purpose.
Great Oaks Recovery Center

Business Model

CallingDr & FindingDr are licensed to physicians via a monthly subscription plan


CallingDr™
Patient Telehealth Platform
Free for Patient
Standard Package for Practices
$49.95* /month
per physician
Professional Package for Practices
$149.95* /month
per physician
FindingDr.™
Standard Package
$100* /month
per physician
Additional for Premium Appointment
$50
Per Premium

Appointment

White label services


White Label
Services
$20,000+

CallingDr Platform as a Service provides platform for practices who wants to launch their own telemedicine portal. CallingDr includes mobile health platform free of charge to patient to maintain their families private health information.

CallingDr OnDemand is a virtual clinical service for patients to access physicians when they need medical help from the comfort of their home.

FindingDr online appointment booking service facilitates patients to find and book appointments. FindingDr provides listing of all physicians and healthcare facilities for patients to find online and book office and virtual visits by click of a button on their smartphones.

Doctors who provide telemedicine using CallingDr are also offered six free months of FindingDr. After the first six months, it costs $100 per month per provider. This allows doctors to promote their practices and increase visibility with our Search Engine Optimization (SEO) services.

CallingDr consists of modules and is a completely customizable platform. Our native IOS and Android apps as well as WebRTC platform is fully configurable for client needs. If the customer wants a customized color scheme with their company logo, with changes in the apps, they can use our extensive white label services to do that. Our **white label services** start from $20,000 and go up, depending on the level of customization, plus maintenance and support costs. The client then can market the product under their name and sell it to their potential customers. There are several white label projects in the works at the moment. This is a great source of revenue for the company, in addition to our software subscription model.

Market

A quarter-trillion-dollar post-COVID-19 opportunity

COVID crisis has increased a great deal of interest and opportunity in telemedicine space


Approximately $250 billion or 20% of all Medicare, Medicaid, and Commercial US healthcare spend could potentially be virtualized.
1250
1,004
20%
of ED visits diverted
35
24%
of all office visits/OP encounters
126
9%
of all office visits/Out Patient encounters
39
35%
of home health services
35
2%
of all office visits/Out Patient encounters


Total OP, office, and home health spend
Non-virtualizable visits/spend
Virtual urgent care
Virtual office visits
Near-virtual office visits
Virtual home health services
Tech-enabled home medication administration
Source : McKinsey & Company (Projected from 2018 Commercial, Medicare and Medicaid Spend, Using National Health Expenditures)


U.S TELEHEALTH MARKET REVENUE
(by software and services)

USD MILLION

25,000
20,000
15,000
10,000
5000
-

2019 2020 2021 2022 2023 2024 2025

YEAR

Remote Patient Monitoring
Real-time interaction
Store and forward

Source: Market Research Engine


U.S TELEHEALTH MARKET
USD MILLION
35,000
30,000
25,000
20,000
15,000
10,000
CAGR
(20-25)
15.3%
$13B
$15B
$17B
$20B
$23.5B
$27B
$31.2B
2019
2020
2021
2022
2023
2024
2025
YEAR
Source: Market Research Engine

Forrester analysts estimate coronavirus-related virtual visits could top $1B this year, based on current projections for COVID-19 infections in the U.S. Analysts now expect general medical care visits to top 200 million this year, up sharply from their original expectation of 36 million visits for all of 2020. In March, telehealth visits surged 50%, according to Frost and Sullivan, up significantly from the 10% of U.S. residents having used telemedicine per an October 2019 J.D. Power survey.

Telemedicine has seen a sudden spike in adoption, with many health systems reporting that over half of primary care visits are now being performed via telemedicine.

"Progressive health systems will start to view telehealth as a standard of care option for primary virtual consultation." Forbes predicts by end of 2020.

Based on a survey by Sage Growth Partner (SGP) and Black Book Market Research, **25%** of consumer respondents had used telehealth prior to the current COVID-19 pandemic. **59%** percent reported they are more likely to use telehealth services now than previously, and **33%** would even leave their current physician for a provider who offered telehealth access.

According to a report by Global Market Insights, the telemedicine market is set to be valued at **$175.5B by 2026**. These numbers certainly indicate the need for telehealth now and in the future.

Competition

CallingDr is a fully integrated telemedicine solution that addresses deficits in the healthcare system

CallingDr is a complete **telemedicine** and **mobile health** platform for **patient-doctor video consulting** and **remote patient monitoring.**

We have a solution to connect doctors and patients efficiently and with ease. We have a complete set of tools available for clients to search for healthcare providers, and then connect with them virtually or via office visits.

★	ZOCDOC	MD.com	Health grades	FindingDr + CallingDr
Provider search (Subscribed)	✓	✓	✓	✓
Provider search (Everyone)	✗	✓	✓	✓
Free Provider profile	✗	✓	✓	✓
Appointment Booking/Auto Scheduling	✓ But via call	✓ Limited	✗	✓ Fully Integrated
Online Patient Check-In &	✗	✗	✗	✓
Intake	✗	✗	✗	✓
Appointment Reminders (SMS)	✓	✓	✓	✓
Doctor Reviews & Rating	✗	✗	✗	✓
Platform as service Service	✓	✓	✓	✓
Own Virtual Practice	✗	✗	✗	✓
Tele-visits (Additional subscription)	✓	✓	✗	✓
Mobile & Device ready	✓	✓	✗	✓
Mobile heath	✗	✗	✗	✓
Integration with PMS and EMR	✓	✓	✗	✓
Insurance selectivity	✗	✓	✓ Limited	✓ Comprehensive
Market focus and Strategy	Paid Physician Listing, $3000/year	Physicians Advertising/Costs vary	To provide hospital marketing tools	To Promote our own telemedicine services & platform, revenue from subscriptions, advertising, listing.

Vision



Increasing Access to Medical Care When Needed the Most

"We share our passion for delivering cost-effective healthcare services using innovative mobile platforms to seed fundamental care and system changes, creating healthy communities."

-CEO

Investors

$2.2m invested so far

Co-founders bootstrapped $1.2M of their own funds to get the company going and the company did a Reg CF campaign through StartEngine in 2019, and raised $710,000. The company was able to acquire strategic private investors to invest another $300,000.

Transformation in US Healthcare

Telemedicine is attracting great interest and investment during the pandemic




Value of U.S. Telemedicine Investments
as a % of Overall Health IT Investment
USD
1,000
800
600
400
200
-
50%
40%
30%
20%
10%
0%
Pre CV-19
Feb-20
Mar-20
Apr-20
YEAR
Value Telemed
Value Other
% of Total




Volume of U.S. Telemedicine Investments
as a % of Overall Health IT Investment
USD MILLION
50
40
30
20
10
0
40%
30%
20%
10%
0%
Pre CV-19
Feb-20
Mar-20
Apr-20
YEAR
Volume Telemed
Volume Other
% of Total

Founders



Adnan Malik

CEO, Director, Board Member

Adnan is a serial entrepreneur with several US patents published and in the works. He began his career at Seagate followed by VERITAS Software and Symantec. Adnan left the corporate world and co-founded Physicians EMR , a healthcare company and sold the stake in the company in 2016 after successfully launching an ambulatory EMR product, with the ONC certification. Adnan has an MSc. in Electrical & Computer Engineering, with over 24 years in management experience of technical teams. In addition to security, software development and remote team management, he also has extensive experience in the healthcare domain. His passion is to make telemedicine available for all, especially for people who do not have access to doctors in their communities.



Dr. M. Shaukat

CMO, Director, Board Member

Dr. Shaukat has 30 years of clinical experience as a board-certified pulmonologist. He successfully managed Pulmonology clinics and sleep centers in Central Florida and sold those businesses to join the CallingDr team as Chief Medical Officer. He focuses on critical care in a private practice and hospital setting, where he has served as chief of staff for various hospitals and provides insight into the complex and often costly healthcare problems. Dr. Shaukat is committed to finding solutions and collaborating with others to improve healthcare outcomes and accessibility to all.



M. Kashif Akram

CTO, Director, Board Member



Dr. Iram Malik

Chief Strategy Officer

Kashif has 20 years of experience in technology, including the growth of a profitable software company serving clients worldwide. He has extensive experience delivering healthcare products including EMRs and successfully worked on two EMRs and got them certified by Organization of National Coordinator. Kashif Leads a talented team of professionals in implementation, consulting, and client support areas, and is extremely passionate about expanding CallingDr footprint in the healthcare industry as it goes mobile.

Iram leads a variety of functions including strategy, focusing on key industry trends and ideas to improve the accessibility to all. She has extensive patient care experience as well as small business ownership. Iram graduated with a BSc. (Hons) in Physiotherapy, Doctor of Physical Therapy from Morsanni College of Medicine, University of South Florida, Certificate in Allied Health Administration from the University of Montana. She also has extensive experience in pediatric re-rehabilitation care, long term care, and nursing home facilities.

Team












Dr. Masroor Khan

Team



Adnan Malik	CEO, Director, Board Member
Dr. M. Shaukat	CMO, Director, Board Member
M. Kashif Akram	CTO, Director, Board Member
Dr. Iram Malik	Chief Strategy Officer
Dr. Michael Bougoulias	Adviser
Sophie Abramovitz	Principle Adviser for Marketing
Irene Wu	Consultant, New Market Development & Partnerships

	Keith Fields	Product Management
	Nadeem A. Shaikh, MD	Chief of Medical Informatics, Advisory Board Member
	Ryan Anderkin	Sales Director, Advisory Board Member
	Dr. Masroor Khan	Advisory Board Member

Perks

$100	Personal thank you note from our Founder
$500	Personal thank you note from our Founder Listed as an early investor on our website (optional)
$1,000	CallingDr T-Shirt (Quantity 1) Personal thank you note from our Founder Listed as an early investor on our website (optional)

$2,500	CallingDr T-Shirt (Quantity 2) Personal thank you note from our Founder Listed as an early investor on our website (optional)
$5,000	CallingDr T-Shirt (Quantity 3) Personal thank you note from our Founder Listed as an early investor on our website (optional)
$10,000	CallingDr T-Shirt (Quantity 4) Personal thank you note from our Founder $150 Gift Card for Dinner and Movies CallingDr Plaque signed by the CEO Listed as an early investor on our website (optional)
$25,000	CallingDr T-Shirt (Quantity 6) Personal thank you note from our Founder $500 Gift Card for Dinner and Movies CallingDr Plaque signed by the CEO Listed as an early investor on our website (optional)
$50,000	Advisory Role - seat at the quarterly advisory meeting and recognition of your role on our website 1:1 call with the founders to discuss metrics, roadmap, etc. $2,000 gift card that can be redeemed in any corporately owned location or gifted to anyone CallingDr Plaque signed by the CEO Entry to have our next smoothie named after you
$100,000	Board of Advisor Member - become a board member and recognition on our website 1:1 in person meeting with the Founders + direct and on-going communication with trip for two paid for domestic travel and hotel stay for two nights in Orlando, Florida 1:1 call with the founder to discuss metrics, roadmap, etc. CallingDr Plaque signed by the CEO $5000 gift card that can be redeemed in any corporately owned location or gifted to anyone

FAQ

What about Security and HIPAA Compliance? Is CallingDr HIPAA Compliant?

Our end to end solution is 100% HIPAA and HITECH compliant. Every element, from video transmission to storing client data, meets HIPAA standards for encryption and security.

What platforms do you support, do you have an app for all platforms?

Our platform is device agnostic, and it does not matter what smartphone or tablet you have. We have solutions for Android and IOS, plus a web-based interface for patients to connect to providers who do not have smartphones.

How can a doctor diagnose my symptoms without a physical exam, if I connect with him on a tele-visit?

In many cases, a description of the symptoms and your medical history is enough to diagnose common ailments. With video technology, you can send photos or video to the doctor – such as if he or she wants to see a rash. If they think the issue needs physical examination, they will recommend you see your doctor or go to the emergency room. CallingDr also has built in secure messaging service, to communicate with healthcare givers.

I'm not very computer savvy. Is tele-health right for me?	We've had patients of all ages use our telehealth platform successfully. Have you ever used Skype or Facetime? Doing a virtual doctor's visit can be just as simple. From millennials to retirees, virtual visit is a great option to see the doctor of your choice, and avoid visits to ER or hospitals. Not to mention, the exposure to COVID-19 these days.
What conditions can I get treated for via telehealth, is there a limitation to tele-visit?	Telehealth is currently being used to treat conditions across many different specialties. Here are just a few examples: Rashes, flu, sinus infections, UTI, migraines, acne, mental health counseling, substance abuse counseling, post-op check-ins, lab result reviews, contraceptive counseling, prescription refills, and much more. Check with you doctor to see what conditions they treat via telehealth. According to some recent studies, about 45% of doctor visits can be covered by tele-visit. But for regular physicals and other 55% cases, you will need to go and see the doctor in person.
When can I do virtual visits with my doctor? How can I find the schedule of my doctor if they are offering tele-visits?	Check with your doctor about the specific hours they'll be offering virtual visits. They might be offering on-demand visits during certain time -slots or scheduling out your virtual visit the same way as an in-person appointment. Easy way is to go to www.findingdr.com and look at the schedules.

EXHIBIT E

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Myapps Corp

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Myapps Corp, a Florida corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 5%.

The "**Valuation Cap**" is $10,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase

Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the

Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. ***Definitions***

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. ***Transfer Restrictions***.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts.

(h) All rights and obligations hereunder will be governed by the laws of the State of Florida, without regard to the conflicts of law provisions of such jurisdiction.

(i) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Orlando, Florida. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l) In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Myapps Corp

By:
Name: Adnan Malik
Title: CEO
Address: 801 International Parkway, Lake Mary FL 32746, USA
Email: azmalik@gmail.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated _______ between Myapps Corp, a Florida corporation (the "***Company***") and $investor_name$ ("***Stockholder").*** In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:
Name:

Date

INTERMEDIARY:

By:
Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date

EXHIBIT F

Video Transcript

VIDEO TRAN SCRIPT

--- Video 1 ---------------------------------------

Meet Nancy, your typical working woman —juggling children, a career and now her ageing mother's health care needs.

Nancy has to take her mother to several medical appointments, which leads to missed days at work, battling heavy traffic and losing more time in the doctors' waiting room filled with other sick patients.

With the arrival of the cold and flu season, one or another of her children frequently need to be taken to the paediatrician.

Often an "after hours" situation entails a trip to the E.R.

This is an expensive, time consuming and de-personalized option.

Life is challenging!

Fortunately, Nancy's mother's physician decided to sign up with the telemedicine solution, CallingDr.

Now her mother's health needs and prescriptions can be addressed via a video call.

Nancy is so satisfied she has introduced CALLING doctor. to her children's paediatrician.

As a result of the implementation of CALLING doctor., the physicians "practices have grown and the patients can see the doctors from home avoiding, the driving time between multiple office locations.

The medical practice is more productive with fewer no-shows and greater patient satisfaction.

CallingDr is the health system solution for Nancy's family.

All of her family's health information is accessible through a single account.

As a patient, she values the improved quality of care, accessibility to doctors and reduced health care cost.

Likewise, the physicians welcome the telemedicine app – CallingDr.

They experience the benefit of expanding their reach beyond their own office.

increased efficiency, greater outcomes and patient satisfaction.

CALLING doctor is a win-win for both the patients and the physicians!



---Video 2 ---

Thank you so much for letting me on and for letting me sharing about telemedicine !
Simply put telemedicine is medicine delivered from a distance.
Do you remember Sheza when doctors used to come to your home and make house calls?
Yes!
Well now thanks to advances in technology and telemedicine apps like calling Dr., patients can once again see their doctor, speak to their doctor, have a face-to-face consult all from the comfort of their homes.
Wow! It's Amazing!
It is, in many ways it is....
And you and I know that going to see a doctor should be a priority, we need to look after our health but being realistic people are busy life is unpredictable and crowded and really going to a doctors office just for a 10 to 15 minute consult with your doctor face-to-face in an office building may not be worth it for many, so telemedicine and a callingDr app is a wonderful option.
I have been in the healthcare community for over 20 years. Mainly in physical medicine rehab and therapy.
However, I first really felt the need for telemedicine over a decade ago.
Hurricane Charlie had just come through Florida and one of my children was sick and at that point, I really didn't have any option.
I had to bundle the sick child up and head to the ER.
And now let's fast-forward to nowadays.
We have a boom in communication, in connectivity and so many of us have a smartphone or a tablet or a computer can you
With Wi-Fi or data services.
And so there's been a real popular movement and a demand for distance healthcare and so now we have telemedicine or it's also called M health which his mobile health.
And that has become more and more popular
And is being used and there is more of a demand because it has so many advantages for both for the patient and for the doctor.
The good thing is that Medicaid, Medicare and most of the five major health insurance carriers do cover some type of telemedicine.
But my advice to everyone when it comes to health insurance coverage: contact your doctor, contact your health insurance carrier
Just to make sure that there is a responsibility for the patient to pay.
You know the number one fundamental benefit I would say is an improvement in access to healthcare.
You know telemedicine used to be used in providing healthcare to patients
In distance locations, but now using a telemedicine app like CallingDr, any patient, any location can get distance healthcare on demand or scheduled whenever they need it.
You're saving time you're saving transportation yes everything. And not only is the distance access wonderful for the patient,
Also, think of the doctors and the healthcare facility

They can now treat patients and have a far greater reach than the confinements of a brick and mortar office.
I don't know whether you know Sheza but even in the United States, we do have a shortage of medical healthcare professionals
In the urban areas but even more in the rural areas. And a telemedicine app like calling Dr. can really have a unique benefit
That we can reach out to these patients and provide them with distance healthcare.
So that's one of the greatest advantages
I think a second advantage that we should mention is the cost.
You know cost is a big factor in everyone's life
So I have to say that to contain healthcare
Cost and in some cases reduce healthcare cost that's why telemedicine
Is being adopted.

So for example, if you have the callingDr app
And you utilize that then you are
Controlling the cost of transportation
You're not going anywhere
You don't have to take time off work
There are better outcomes and definitely higher patient satisfaction. And quick care! So we are saving time and you know what we all say, time is money!
So we have an increase in access, a decrease in cost, and an improvement in quality. It's not only for patients but also useful for doctors too. Exactly!
It is useful for doctors so you have to think that telemedicine also has the benefits of having better management of chronic conditions.

So that's better outcomes
Greater patient satisfaction
And you know that's really the two goals for a physician
To get that patient as well and to have greater satisfaction when it comes to patient satisfaction

We make it very easy with the calling Dr. app!
We only need a little bit of equipment and it's the equipment that people already have at home.
It is a smartphone, a tablet or a computer with data or Wi-Fi services.
And for the patient we make it even easier, what we do is we allow the patient to use their own smartphones and when they use their own smartphones it is more familiar.
They don't have as many patient use errors. And for the doctor's office, what we do with calling Dr. is we actually physically go into the doctor's office
We transition the whole practice
So they are all familiar with it and

We even use their own equipment so if they have a computer
We actually use that

---Video 3 --

CallingDr is complete telemedicine in the mobile health platform for cloud and mobile platforms.
CallingDr is designed specifically for healthcare providers with priority anthesis on easy adoption of telemedicine into existing practices.
The patient can set up a self-service appointment with his physician from the mobile app or from the online patient portal, an appointment is then approved by physician office or by the physician himself from a mobile app or from the CallingDr practice cloud.
patients can complete documentation from the comfort of their homes and perform check-in without going to the physician office.
All checked in patients are shown in the physician app on mobile or on the cloud.
A physician can start a face-to-face video call with the patient.
During an interactive televisit physician can access complete patient health information.
The physician can write prescriptions and orders for patients and completed SOAP notes.
CallingDr is connecting patients with physicians from anywhere and anytime.